UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Zix Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

98974P100
(CUSIP Number)

ROCKALL EMERGING MARKETS MASTER FUND LIMITED
M&C Corporate Services Limited, P.O. Box 309GT
Ugland House, South Church Street, George Town
Grand Cayman, Cayman Islands

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON ROCKALL EMERGING MARKETS MASTER FUND LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,742,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,742,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98974P100
1	NAME OF REPORTING PERSON MELDRUM ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98974P100
1	NAME OF REPORTING PERSON Con Egan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 548,038
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 548,038
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,290,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100
1	NAME OF REPORTING PERSON Conor O’Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 399,190
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 399,190
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,141,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100
1	NAME OF REPORTING PERSON Fulvio Dobrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,560,446
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 1,560,446
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100
1	NAME OF REPORTING PERSON Michael E. Dailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended as follows:

On November 5, 2012, the Reporting Persons and their counsel received a letter from outside counsel to the Issuer (“Company Counsel”) in which Company Counsel alleged the existence of certain substantive and procedural flaws in the Special Meeting Request letter delivered to the Issuer by the Reporting Persons on October 24, 2012.  Counsel for the Reporting Persons has separately responded to Company Counsel in further detail as to the reasons the purported “flaws” are entirely unfounded and without merit. The Reporting Persons hope these hollow allegations are not an attempt by the Issuer to interfere with, or otherwise delay, the lawful exercise of the Reporting Persons’ rights in connection with the calling of the Special Meeting.

In its initial Special Meeting Request, the Reporting Persons had proposed, in addition to the removal of certain current directors on the Board and their replacement with three (3) candidates nominated by the Reporting Persons, that the Issuer’s Bylaws be amended to fix the number of directors on the Board at six (6), and that any changes to the Bylaws adopted by the Board from October 24, 2012, up and through the date of the Special Meeting, be repealed.  Company Counsel claims in its letter that the power to amend or repeal the Issuer’s Bylaws is expressly vested in the Board, not the shareholders.  Unfortunately, it appears Company Counsel has misinterpreted Article XII of the Issuer’s Restated Articles of Incorporation (the “Articles”) when read together with Section 21.058 of the Texas Business Organizations Code (the “TBOC”).  The Articles only speak to the ability of the Board of Directors to amend, repeal or adopt bylaws and are entirely silent as to the ability of shareholders to do the same.  Therefore, in accordance with the default provisions of Section 21.058, the Issuer’s shareholders do, in fact, have the right to amend, repeal or adopt Bylaws.

The Reporting Persons note this would not be the first instance in which the Issuer has improperly applied or misinterpreted provisions of the TBOC in its organizational documents.  The Issuer amended and restated its Bylaws in September 2011 to include in Section 1.03 of the Bylaws that shareholders of the Issuer do not have the power, authority or ability to call a special meeting.  However, this Bylaw provision is clearly invalid and inapplicable in light of Section 21.352 of the TBOC, which expressly provides a statutory right for the holders of at least ten percent (10%) of all of the shares of the corporation entitled to vote at the proposed special meeting to call a special meeting of shareholders.  Therefore, the Issuer has had its shareholders believe since September 2011 that its shareholders do not have any right to call a special meeting of shareholders, when in fact they do under the TBOC. The Reporting Persons believe that this in and of itself is a form of shareholder disenfranchisement.

The Reporting Persons had included the two bylaw-related proposals on the agenda for the Special Meeting to safeguard against any reactive, shareholder-unfriendly Bylaw amendments or actions the Board may take to disenfranchise shareholders with respect to the Special Meeting or to limit the ability of shareholders to act at the Special Meeting.  To avoid a protracted dispute around whether shareholders have the ability to amend or repeal Bylaws, the Reporting Persons are prepared to move forward without the Bylaw proposals at the Special Meeting.  The Reporting Persons have notified the Issuer that the Reporting Persons will not take kindly to any defensive actions the Issuer may seek to take in response to their legitimate Special Meeting Request, including any attempt to “stack” the Board.  The Reporting Persons reserve all rights to take any actions they deem necessary should the Issuer nevertheless seek to further limit the rights of its shareholders.

CUSIP NO. 98974P100

Company Counsel further claims in its letter that the proposed timeframe for the Special Meeting would not provide ample time for the Issuer’s solicitation activities in opposition to the Reporting Persons’ proposals and that the proposed record date does not allow for a broker search to be conducted in accordance with the federal proxy rules.  The Reporting Persons believe the seventy-two (72) days between the date the Special Meeting Request was delivered and the proposed January 4, 2012 date for the Special Meeting is more than ample time for the Issuer to conduct its contested solicitation. As to the purported concern with the record date, the Reporting Persons’ counsel has informed Company Counsel separately as to why this is not a real issue under the proxy rules.

Nevertheless, so that the Reporting Persons may move forward without any further hindrance or delay, on November 13, 2012, the Reporting Persons delivered an updated request, attached hereto as Exhibit 99.1 and incorporated herein by reference, for a special meeting of shareholders, to be held on Tuesday, January 22, 2013, at 10am (Local Time) at the Issuer’s registered offices in the state of Texas for the following purposes:

(i)
to remove, without cause, each of Robert C. Hausmann, James S. Marston, and Maribess L. Miller, who are current members of the Company’s existing Board, as well as any other individual(s) (other than the individual(s) to be elected pursuant to proposal (ii) below) that may be elected or appointed to the Board to fill any existing or newly created directorship or vacancy on the Board during the period beginning October 24, 2012 up to and through the date of the Special Meeting; and

(ii)	to elect Michael E. Dailey, Fulvio Dobrich and Conor O’Driscoll to fill any vacancies resulting from the removal of directors as described in proposal (i) above.

The Reporting Persons are prepared to engage in discussions with management and the Board of the Issuer regarding the proposals and nominations in connection with the Special Meeting and the composition of the Issuer’s Board, generally.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board of Directors, dated November 13, 2012.

CUSIP NO. 98974P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2012
ROCKALL EMERGING MARKETS MASTER FUND LIMITED

By:	Meldrum Asset Management, LLC its Investment Manager

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

MELDRUM ASSET MANAGEMENT, LLC

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

/s/ Con Egan
Con Egan

/s/ Conor O’Driscoll
Conor O’Driscoll

/s/ Fulvio Dobrich
Fulvio Dobrich

/s/ Michael E. Dailey
Michael E. Dailey